IEI Energy Inc.

02 SEP -9 AM 5:14

Main 403 303-3813
Fax 403 303-3810
1700 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

August 30, 2002

02049831

SUPPL

U.S Securities and Exchange Commission
International Corporate Finance
Mailstop 0302
450 – 5th Street N.W.
Washington DC
20549

Dear Sir/Madam:

<u>Re: IEI Energy Inc. (formerly Imperial Metals Corporation) #82-1032</u>

Enclosed is the Second Quarter Report for IEI Energy Inc. for the six months ended June 30, 2002.

Yours truly,

IEI Energy Inc.

Meg Bregazzi, CA
Controller

PROCESSED
SEP 11 2002
THOMSON
FINANCIAL

dlw 9/9

IEI ENERGY INC.

Second Quarter Report

For the Six Months Ended June 30, 2002

1700, 333 - 7th Avenue SW,
Calgary, AB T2P 2Z1
Telephone: 403.303.3813 / Facsimile: 403.303.3810

To Our Shareholders

Second Quarter Summary
(Unaudited)

	Six months ended June 30		Three months ended June 30	
	2002	2001	2002	2001
	($000's, except per share amounts)			
Financial				
Oil and natural gas sales, net of royalties	$455	$823	$241	$308
Cash flow from continuing operations	$125	$440	$107	$195
Cash flow per share				
Basic and fully diluted	$0.01	$0.05	$0.01	$0.02
Income from continuing operations	$796	$13	$830	$161
Income per share				
Basic and fully diluted	$0.05	$0.00	$0.05	$0.02
Average shares outstanding (000's)	15,769	8,056	15,769	8,059
Net capital expenditures	$57	$959	$40	$739
Long term debt	$3,000	$1,400	$3,000	$1,400
Total assets	$4,739	$13,426	$4,739	$13,426

Operational (boe based on 6 mcf of natural gas equal to 1 barrel of oil)	Six months ended June 30	
	2002	2001
Daily Production		
Natural gas (mcf/d)	798	619
Oil and liquids (bbl/d)	14	22
Barrel of oil equivalent (boe/d)	147	126
Average Prices		
Natural gas ($/mcf)	$2.98	$7.73
Oil and liquids ($/bbl)	$33.68	$34.65
Per boe ($/boe)	$19.37	$46.33
Operating costs ($/boe)	$3.04	$5.87

Larry G. Moeller
President

August 29, 2002

Quarterly Management's Discussion and Analysis

Operations Review

Financial Results

Net revenues decreased to $455,000 for the six months ended June 30, 2002 compared to $823,000 for the six months ended June 30, 2001. The decrease is primarily due to lower natural gas prices in the period ended 2002.

Interest expense of $213,000 for the six months ended June 30, 2002 did not substantially change from $209,000 for the same period in 2001.

For the six months ended June 30, 2002, IEI recorded net income of $796,000 ($0.05 per share) from continuing operations compared to a net income of $13,000 ($0.00 per share) for the same period last year. The net income figures include a gain on the sale of marketable securities of $833,000 for the six months ended June 30, 2002. In 2001, losses of $351,000 on security transactions and losses in the former affiliates of the Company are included in net income.

Liquidity & Capital Resources

Cash Flow from Operations

Cash flow from operations for the six months ending June 30,2002 decreased to $125,000 from $440,000 in the prior period.

Working Capital

At June 30, 2002, IEI had a working capital deficiency of $544,000. This has improved when compared to the working capital deficiency of $1,453,000 at June 30, 2001 due to proceeds on the sale of marketable securities.

Property Expenditures and Other Investment Activities

Property development expenditures totaled $57,000 for the six months ended June 30, 2002 compared to $959,000 at June 30, 2001.

IEI ENERGY INC.

(formerly Imperial Metals Corporation)

CONSOLIDATED BALANCE SHEETS

		as at June 30, 2002		as at December 31, 2001
ASSETS				
Current assets				
Cash	$	34,410	$	3,666
Marketable securities *(Market value $4,471,243; December 31, 2001 - $3,808,617)*		2,941,656		3,505,306
Accounts receivable		278,487		295,327
		3,254,553		3,804,299
Property, plant and equipment, net		1,484,904		1,590,065
Net assets of discontinued operations (Notes 1 and 2)		-		-
	$	4,739,457	$	5,394,364
LIABILITIES				
Current liabilities				
Accounts payable and accrued charges	$	179,611	$	303,059
Marketable securities loan		3,619,091		4,947,349
		3,798,702		5,250,408
Long term debt (Note 3)		3,000,000		1,400,000
Site restoration and abandonment		206,060		205,667
Net liabilities of discontinued operations before implementation of the Plan		-		6,477,186
		7,004,762		13,333,261
(CAPITAL DEFICIENCY) SHAREHOLDERS' EQUITY				
Share capital (Note 4)		27,185,199		17,364,804
Share purchase warrants (Note 4)		303,177		303,177
Equity component of convertible debenture (Note 4)		-		2,188,029
Deficit		(29,753,681)		(27,794,907)
		(2,265,305)		(7,938,897)
	$	4,739,457	$	5,394,364

CONTINUING OPERATIONS (Note 1)

(UNAUDITED - PREPARED BY MANAGEMENT)

IEI ENERGY INC.

(formerly Imperial Metals Corporation)

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
REVENUES				
Oil and natural gas, net of royalties	$ 240,612	$ 307,758	$ 455,372	$ 822,919
EXPENSES				
Operating	7,056	6,072	80,685	133,528
Depletion and depreciation	86,000	35,100	162,500	69,600
General and administrative	21,601	24,988	36,601	46,128
Interest	104,737	111,995	212,637	209,418
	219,394	178,155	492,423	458,674
OPERATING INCOME (LOSS)	21,218	129,603	(37,051)	364,245
OTHER ITEMS				
Equity loss in affiliates				(77,449)
Loss on dilution of interest in affiliates	-	-	-	(279,581)
Gain on sale of marketable securities	808,601	52,529	833,458	77,310
Writedown of marketable securities	-	(21,500)		(71,546)
	808,601	31,029	833,458	(351,266)
INCOME BEFORE TAXES	829,819	160,632	796,407	12,979
Taxes				-
Net income before discontinued operations	829,819	160,632	796,407	12,979
Net (loss) from discontinued operations	(15,869)	(3,062,517)	(212,105)	(4,536,018)
NET INCOME (LOSS)	813,950	(2,901,885)	584,302	(4,523,039)
Deficit, beginning of period	(30,567,631)	(10,001,488)	(27,794,907)	(8,380,334)
Distribution of shares of subsidiary to shareholders (Note1)	-	-	(2,543,076)	-
Deficit, end of period	$ (29,753,681)	$ (12,903,373)	$ (29,753,681)	$ (12,903,373)
Income per share from continuing operations*	$ 0.05	$ 0.02	$ 0.05	$ 0.00
Loss per share from discontinued operations*	$ (0.00)	$ (0.38)	$ (0.01)	$ (0.56)
Income (loss) per share*	$ 0.05	$ (0.36)	$ 0.04	$ (0.56)

Supplemental Disclosure of Outstanding Shares	June 30, 2002	August 29, 2002
Common and fully diluted shares outstanding	15,769,172	15,769,410

* adjusted for implementation of the Plan and 1 for 10 consolidation in April 2002

(UNAUDITED - PREPARED BY MANAGEMENT)

IEI ENERGY INC.

(formerly Imperial Metals Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
OPERATING ACTIVITIES				
Net income from continuing operations	$ 829,819	$ 160,632	$ 796,407	$ 12,979
Items not affecting cash flows:				
Depletion and depreciation	86,000	35,100	162,500	69,600
Gain on sale of marketable securities	(808,601)	-	(833,458)	-
Equity loss in affiliates	-	-	-	77,449
Loss on dilution of interest in affiliates	-	-	-	279,581
	107,218	195,732	125,449	439,609
Net change in non-cash operating balances	(2,239,182)	746,878	(2,168,429)	14,210
Cash provided by (used in) operating activities	(2,131,964)	942,610	(2,042,980)	453,819
FINANCING ACTIVITIES				
(Repayment) of long term debt	-	(250,000)	-	(250,000)
Cash provided by (used in) financing activities	-	(250,000)	-	(250,000)
INVESTMENT ACTIVITIES				
Acquisition and development of properties	(40,342)	(738,780)	(56,947)	(958,584)
Proceeds of sale (purchase) of investments	1,337,137	-	1,397,108	(514,490)
Cash (used in) investment activities	1,296,795	(738,780)	1,340,161	(1,473,074)
(Decrease) in cash from continuing operations	(835,169)	(46,170)	(702,819)	(1,269,255)
Cash (used in) provided by discontinued operations	(15,869)	46,170	(212,105)	1,269,255
(Decrease) in cash	(851,038)	-	(914,924)	-
Cash, beginning of period	885,448	-	3,666	-
Cash, acquired under the Plan	-	-	945,668	-
Cash, end of period	$ 34,410	$ -	$ 34,410	$ -

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
SUPPLEMENTAL INFORMATION				
Interest expense paid	$ 114,067	$ 34,884	$ 187,979	$ 69,405

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING AND INVESTING ACTIVITIES

Pursuant to the Plan the Company sold its mining business to a subsidiary receiving as consideration common shares of the subsidiary (Notes 1 and 5) with a book value of $2,543,076.

Also under the Plan the Company assumed $3,000,000 of long term debt from the metals business (Notes 1 and 3).

1. BASIS OF PRESENTATION AND CONTINUING OPERATIONS

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan the convertible debentures and a portion of the long term debt were exchanged for common shares and unsecured creditors received cash of $1,000,000 with the balance due to the unsecured creditors paid in common shares (Note 3).

Under the Plan, Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Imperial's existing oil and natural gas and investment assets were retained in Imperial, which was renamed IEI Energy Inc. All of Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to a new company that has now been renamed Imperial Metals Corporation ("New Imperial")(Note 2).

The continuation of the Company is dependent on its ability to generate positive cash flow from its oil and gas operations and other investments, obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately to achieve profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. DISCONTINUED OPERATIONS

The disposition of the mining business to New Imperial was recorded in the accounts of Energy as of January 1, 2002 as this date provides the most meaningful presentation for both businesses as the reorganization occurred with entities under common control.

The assets and liabilities of the mining business sold to New Imperial effective January 1, 2002 in exchange for 15,769,172 common shares of New Imperial are as follows:

Working Capital	
Cash	$1,433,784
Accounts Receivable	6,615,777
Inventory	4,848,071
Accounts payable and accrued liabilities	(6,363,341)
Current portion of limited recourse long term debt	(31,507,776)
	(24,973,485)
Mineral properties	69,085,490
Future site reclamation deposits	7,665,075
Other assets	5,584,504
Limited Recourse Long Term Debt and Accrued Interest	(46,036,627)
Future Site Reclamation Costs	(8,781,881)
NET ASSETS OF DISCONTINUED OPERATIONS	$2,543,076
Consideration received on sale of the mining business to New Imperial:	
15,769,172 common shares of New Imperial at carrying value of net assets sold	$2,543,076

The mining assets and liabilities sold were transferred at the Company's book values at January 1, 2002 before adjustments to conform to the accounting policies of New Imperial. These adjustments are for the new accounting standard for recording foreign exchange gains and losses on translation or settlement of long term monetary items and the new accounting standard for revenue recognition to record mineral sales revenues when concentrate is shipped from port and the Company no longer bears risk of passage. These adjustments, which are not incorporated above or in the financial information of the discontinued operations of Energy, will result on the financial statements of New Imperial in an increase in the opening values of inventory and a decrease in accounts receivable, deferred foreign exchange, accounts payable and accrued liabilities of $2,060,138, $2,541,316, $4,172,805 and $232,853 respectively, and a charge to deficit of $4,421,131 as at January 1, 2002.

IEI ENERGY INC.

(formerly Imperial Metals Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2002

A summary of the Balance Sheet and Statements of Loss and Cash Flows of discontinued operations are as follows:

BALANCE SHEET	June 30 2002	June 30 2001
Current Assets	$ -	$26,393,863
Mineral Properties	-	84,325,519
Other	-	11,735,623
	$ -	$122,455,005
LIABILITIES		
Accounts payable and accrued liabilities	$	$27,108,815
Current portion of other long term debt		29,302,105
	-	56,410,920
Long Term Debt and Accrued Interest	-	50,184,649
Other	-	9,602,784
	-	116,198,353
NET ASSETS OF DISCONTINUED OPERATIONS		6,256,652
	$	$122,455,005

STATEMENT OF LOSS	2002	2001
REVENUES	$ -	$65,131,680
OPERATING LOSS		4,490,867
Other expense (income)	212,105	(217,352)
LOSS BEFORE TAXES	212,105	4,273,515
Income taxes		262,503
NET LOSS FROM DISCONTINUED OPERATIONS	$212,105	$4,536,018

STATEMENT OF CASH FLOWS	June 30 2002	June 30 2001
OPERATING ACTIVITIES		
Net (loss) from discontinued operations	$(212,105)	$(4,536,018)
Items not affecting cash flows	-	10,152,445
	(212,105)	5,616,427
Net change in non-cash operating balances	-	3,619,175
Cash (used in) provided by operating activities	(212,105)	9,235,602
FINANCING ACTIVITIES	-	(1,656,501)
INVESTMENT ACTIVITIES	-	(6,309,846)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS FROM DISCONTINUED OPERATIONS	$(212,105)	$1,269,255
SUPPLEMENTAL INFORMATION		
Interest expense paid	$ -	$916,947
Taxes paid	$ -	$396,565

3. LONG TERM DEBT

(a) Credit Facility

Credit facility of $3,000,000 (2001 - $Nil) from a company controlled by a shareholder, repayable on June 30, 2003 with interest of 10% per annum secured by a fixed and floating charge on all of the Company's assets including a pledge of the Company's interest in zed.i solutions inc.

(b) Advances Payable

Advances of $Nil (2001 – $1,400,000) from a company controlled by a shareholder, repayable on June 30, 2003 with interest at 10% per annum. This debt was settled for 14 million pre-consolidation common shares of the Company under the terms of the Plan (Notes 1 and 4).

4. SHARE CAPITAL

Share Capital *(after completion of the Plan)*

Authorized

- Unlimited number of First Preferred shares issuable in series with rights and restrictions to be determined by the directors.
- Unlimited number of Second Preferred shares issuable in series with rights and restrictions to be determined by the directors.
- Unlimited number of common shares with no par value.

Issued and Fully Paid	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	-	$		$
Transferred under the Plan from old common shares	15,769,172	27,185,199	-	-
Balance, end of period	15,769,172	$27,185,199	-	$-

Share Capital *(prior to completion of the Plan)*

Authorized

1,000,000	Class A non-voting 6% cumulative preferred shares with a par value of $5 each.
1,000,000	Class B non-voting cumulative preferred shares with a par value of $10 each, convertible and redeemable at par.
500,000,000	Common shares with no par value.

Issued and Fully Paid	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	80,793,609	$17,364,804	80,536,385	$17,320,462
Issued under the Plan:			-	-
For settlement of trade creditors	15,653,143	3,521,957	-	-
For settlement of long term debt	14,000,000	1,400,000	-	-
For settlement of convertible debenture, including accrued interest	47,242,488	4,898,438	-	-
For rounding under the Plan	241	-	-	-
Consolidation 1 for 10 under the Plan	(141,920,309)	-	-	-
Transfer effected under the Plan to new common shares	(15,769,172)	(27,185,199)	-	-
Balance, end of period	-	$ -	80,536,385	$17,320,462

Equity Component of Convertible Debentures

	2002	2001
Balance, beginning of period	$2,188,029	$ -
Transferred to share capital on issuance of shares to settle debentures (Note 1)	(2,188,029)	-
Balance, end of period	$ -	$ -

Options

As part of the Plan, all options were cancelled and new options were authorized to directors, officers and employees to purchase up to 1,500,000 post consolidation shares of the Company. As of August 20, 2002 none of these options have been granted and the terms thereof have not been specified.

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock based compensation and other stock based payments. The new recommendations require that stock based payments to non employees be accounted for using a fair value based method of accounting. No stock based awards are made available to non employees. The recommendations encourage, but do not require, the use of a fair value based method to account for stock based compensation to employees. The Company has elected to not use the fair value based method to account for stock based compensation to employees, however it will disclose the proforma effect of the stock based compensation on its financial results. No options were outstanding at June 30, 2002.

Share Purchase Warrants	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Balance, beginning of period	2,000,000	$303,177	2,000,000	$303,177
Adjustment for consolidation of common shares under the Plan	(1,800,000)	-	-	-
Balance, end of period	200,000	$303,177	2,000,000	$303,177

At June 30, 2002, 200,000 (2,000,000 pre-consolidation) common share purchase warrants were outstanding to the Mount Polley lender. These share purchase warrants were issued as compensation for rescheduling and extending the repayment terms on the Mount Polley Construction Loan during the year ended December 31, 1999. Each share purchase warrant is exercisable at a price of $10.00 per share ($1.00 pre-consolidation) until December 31, 2001 and at a price of $12.50 ($1.25 pre-consolidation) after December 31, 2001 up to December 31, 2002.